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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              Willbros Group, Inc.
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                                (Name of Issuer)


                          Common Stock, $.05 par value
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                         (Title of Class of Securities)


                                   969199 10 8
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                                 (CUSIP Number)



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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 or 4

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CUSIP NO. 969199 10 8                 13G                        Page 2 of 4



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 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

      Larry J. Bump
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [ ]
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 3    SEC USE ONLY



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 4    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
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                               5     SOLE VOTING POWER

          NUMBER OF
                                     1,301,390
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,301,390
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     -0-
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,301,390
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10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      8.7%
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12    TYPE OF REPORTING PERSON


      IN
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CUSIP NO. 969199 10 8                 13G                        Page 3 of 4


Item 1.    (a)      Name of Issuer:  Willbros Group, Inc.

           (b)      Address of Issuer's Principal Executive Offices:

                    Plaza 2000 Building
                    50th Street, 8th Floor
                    P.O. Box 6307
                    Panama 5, Republic of Panama

Item 2.    (a)      Name of Person Filing:  Larry J. Bump

           (b)      Address of Principal Business Office:

                    4400 Post Oak Parkway, Suite 1000
                    Houston, Texas  77027

           (c)      Citizenship:  United States

           (d)      Title of Class of Securities:  Common Stock, par value $.05

           (e)      CUSIP Number:  969199 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

           Not Applicable

Item 4.    Ownership.

           (a)      Amount Beneficially Owned:    1,301,390 shares*

           (b)      Percent of Class:  8.7%

           (c)      Number of shares as to which such person has:

                    (i)    sole power to vote or to direct
                           the vote:                                 1,301,390*

                    (ii)   shared power to vote or to direct
                           the vote:                                     -0-

                    (iii)  sole power to dispose or to direct
                           the disposition of:                       1,301,390*

                    (iv)   shared power to dispose or to direct
                           the disposition of:                           -0-


----------------------
* Includes (a) 420,000 shares held in a family limited partnership in which Mr. Bump is the sole general partner, (b) 185,000 shares subject to stock options which are currently exercisable at an average exercise price of $9.80 per share, and (c) 108,800 shares held in the Willbros Employees' 401(k) Investment Plan for the account of Mr. Bump.


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CUSIP NO. 969199 10 8                 13G                        Page 4 of 4


Item 5.       Ownership of Five Percent or Less of a Class.

              Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

              Not Applicable

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable

Item 9.       Notice of Dissolution of Group.

              Not Applicable

Item 10.      Certification.

              Not Applicable


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 12, 2002                    /s/  LARRY J. BUMP
                                              ---------------------------------
                                              Larry J. Bump